FREE WRITING PROSPECTUS dated May 18, 2011	Filed pursuant to Rule 433
to Prospectus Supplement and Prospectus dated February 4, 2010	Registration Statement No. 333-164694
relating to the Eksportfinans ASA U.S. Medium Term Note Program

USD 1,250,000,000.00 2.375% Benchmark due May 25, 2016

Final Terms and Conditions

Issuer:	Eksportfinans ASA
Format:	SEC Registered Global Note
Ratings:	Aa1 (outlook stable) (Moody’s) / AA (outlook stable) (Standard & Poor’s)†
Size:	USD 1,250,000,000.00
Pricing Date:	May 18, 2011
Settlement Date:	May 25, 2011 (T+5)
Maturity Date:	May 25, 2016
Coupon:	2.375% semi-annually
Interest Payment Dates:	May 25 and November 25, commencing November 25, 2011
Benchmark Security:	UST 2.000% April 30, 2016
Benchmark Price/Yield:	100 - 27¾ / 1.816% semi-annually
Issue Price:	99.995%
Re-offer Spread vs. benchmark:	+ 56 bps
Re-offer Price/Yield:	99.995% / 2.376% semi-annually
Re-offer Spread vs. Mid-swap:	Mid-swap + 33 bps
Redemption Price:	100.000%
Gross Commission:	0.125%
All-in Price/Yield:	99.870% / 2.403%
Net Proceeds Before Expenses:	USD 1,248,375,000
Business Days:	New York, London
Day Count Fraction:	30/360
Business Day Convention:	Following, unadjusted
Denominations:	USD 2,000.00 and integral multiples of USD 1,000.00 thereafter
Listing:	NYSE
Governing Law:	New York
Settlement:	DTC, Euroclear, Clearstream
CUSIP:	28264QV27
ISIN:	US28264QV275
Joint Lead Managers:	BofA Merrill Lynch, Barclays Capital, Citi, Goldman Sachs International
Co-Managers:	Credit Suisse
Deutsche Bank
DZ Bank
Royal Bank of Scotland
SG Americas Securities, LLC
UBS

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch collect at 1-800-294-1322, Barclays Capital toll-free at 1-888-603-5847, Citi toll-free at 1-877-858-5407 or Goldman Sachs International collect at 1-866-471-2526.

We will not offer or sell notes into the United States except through U.S. registered broker-dealers.